SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ended May 16, 2002

Elan Corporation, plc
(Translation of registrant's name into English)

Lincoln House, Lincoln Place, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Elan ·:·:Corporate Bulletin·:·:·

Contacts:

Investors: (U.S.)
Jack Howarth
Ph: 212-407-5740
800-252-3526

Investors: (Europe)
Emer Reynolds
Ph: 353-1-709-4000
00800 28352600

Media:
Max Gershenoff
Ph: 212-704-8173

ELAN CONFIRMS DATE FOR ANNUAL GENERAL MEETING AND SECOND QUARTER RESULTS

DUBLIN, IRELAND, May 16, 2002 -- Elan Corporation, plc (NYSE: ELN) ("Elan") issued today the following statement on the May 15 press reports. Donal Geaney, Chairman and CEO of Elan, commented, "We believe that press speculation inferring the 2002 Elan Annual General Meeting ("AGM") has been "put off" is highly speculative based upon the account of a "trader". Furthermore, Elan was not contacted by any member of the media for verification of this story.

Elan will hold its 2002 AGM on July 31 and will issue the notice of the AGM to shareholders at the appropriate time. In addition, Elan expects to report its second quarter earnings on July 31.

Elan Corporation, plc is a leading worldwide, fully integrated biopharmaceutical company headquartered in Ireland, with its principal research, development, manufacturing and marketing facilities located in Ireland and the United States. Elan is focused on the marketing of therapeutic products and services in neurology, pain management, infectious disease, dermatology and oncology and on the development and commercialization of products using its extensive range of proprietary drug delivery technologies. Elan shares trade on the New York, London and Dublin Stock Exchanges.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ELAN CORPORATION, plc

By: ______________________

William F. Daniel
Company Secretary

Date: May 17, 2002